STARFIELD RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

                TAKE NOTICE that the annual and special meeting of the Shareholders of Starfield Resources Inc. (the "Corporation") will be held at McLeod & Company LLP, Suite 300, 14505 Bannister Road S.E., Calgary, Alberta, T2X 3J3, on November 12, 2004, at 11:00 a.m. (Calgary time) for the purposes of:

(a)	receiving and considering the audited financial statements of the Corporation for the year ended February 29, 2004, and the report of its auditors;

(b)	electing persons proposed to be nominated as directors;

(c)	appointing auditors for the ensuing year and authorizing the directors to fix their remuneration;

(d)	approving the Corporation's Incentive Stock Option Plan; and

(e)	transacting such other business as may be properly come before the said meeting or any adjournment thereof.

DATED: October 13, 2004

By Order of the Board of Directors

"Glen Indra"
GLEN INDRA President and Chief Executive Officer

                                 If you are unable to be present at the meeting, PLEASE SIGN AND RETURN THE ACCOMPANYING PROXY to Computershare Investor Services Canada, 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 not less than forty eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the meeting or any adjournment thereof.